UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION INCLUDED IN THIS REPORT

1.	Quarterly Report for the First Quarter of the 145th Fiscal Year filed on August 8, 2013

On August 8, 2013, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the three month period ended June 30, 2013.

Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated July 29, 2013, a copy of which was submitted under cover of Form 6-K on July 30, 2013 by the registrant.

Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the three month ended June 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 9, 2013	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

June 30, 2013 and March 31, 2013

	June 30, 2013		March 31, 2013
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Assets
Current assets
Cash and cash equivalents (Note 11)	¥93,557		¥93,620
Time deposits (Note 11)	222		217
Trade notes and accounts receivable, net (Notes 3 and 11)	580,283		606,904
Inventories (Note 4)	672,293		633,647
Deferred income taxes and other current assets (Notes 10, 11 and 12)	160,589		157,668

Total current assets	1,506,944	58.9	1,492,056	59.3

Long-term trade receivables, net (Notes 3 and 11)	241,283	9.4	235,825	9.4
Investments
Investments in and advances to affiliated companies	19,581		19,404
Investment securities (Notes 5, 11 and 12)	61,594		59,279
Other	2,714		2,574

Total investments	83,889	3.3	81,257	3.2

Property, plant and equipment — less accumulated depreciation and amortization of ¥717,294 million at June 30, 2013 and ¥706,297 million at March 31, 2013	602,210	23.5	585,220	23.2

Goodwill	35,427	1.4	34,703	1.4

Other intangible assets — less accumulated amortization	58,014	2.3	58,523	2.3

Deferred income taxes and other assets (Notes 10, 11 and 12)	32,172	1.2	30,273	1.2

	¥2,559,939	100.0	¥2,517,857	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

	June 30, 2013		March 31, 2013
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt (Note 11)	¥254,192		¥205,156
Current maturities of long-term debt (Notes 11 and 12)	117,738		130,793
Trade notes, bills and accounts payable (Note 11)	228,908		226,275
Income taxes payable	14,180		33,227
Deferred income taxes and other current liabilities (Notes 10, 11 and 12)	228,048		232,125

Total current liabilities	843,066	32.9	827,576	32.8

Long-term liabilities
Long-term debt (Notes 11 and 12)	321,582		343,814
Liability for pension and retirement benefits	50,082		49,912
Deferred income taxes and other liabilities (Notes 10, 11 and 12)	46,964		43,860

Total long-term liabilities	418,628	16.4	437,586	17.4

Total liabilities	1,261,694	49.3	1,265,162	50.2

Commitments and contingent liabilities (Note 9)	—		—
Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at June 30, 2013 and at March 31, 2013
Issued 983,130,260 shares at June 30, 2013 and at March 31, 2013	67,870		67,870
Outstanding 953,146,985 shares at June 30, 2013 and 952,778,859 shares at March 31, 2013
Capital surplus	138,898		138,818
Retained earnings:
Appropriated for legal reserve	39,624		38,230
Unappropriated	1,047,521		1,034,504
Accumulated other comprehensive income (loss) (Notes 5, 6, 10 and 12)	(12,108)		(43,440)
Treasury stock at cost, 29,983,275 shares at June 30, 2013 and 30,351,401 shares at March 31, 2013	(42,267)		(42,788)

Total Komatsu Ltd. shareholders’ equity	1,239,538	48.4	1,193,194	47.4

Noncontrolling interests	58,707	2.3	59,501	2.4

Total equity	1,298,245	50.7	1,252,695	49.8

	¥2,559,939	100.0	¥2,517,857	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2013 and 2012

Consolidated Statements of Income

	Three months ended June 30, 2013		Three months ended June 30, 2012
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Net sales	¥455,159	100.0	¥469,948	100.0
Cost of sales (Note 10)	325,366	71.5	343,155	73.0
Selling, general and administrative expenses (Note 7)	77,247	17.0	71,529	15.2
Other operating income (expenses), net	(133)	(0.0)	454	0.1

Operating income	52,413	11.5	55,718	11.9

Other income (expenses), net
Interest and dividend income	1,402	0.3	1,316	0.3
Interest expense	(2,247)	(0.5)	(2,123)	(0.5)
Other, net (Notes 5, 10 and 12)	21	0.0	(3,669)	(0.8)

Total	(824)	(0.2)	(4,476)	(1.0)
Income before income taxes and equity in earnings of affiliated companies	51,589	11.3	51,242	10.9

Income taxes
Current	6,577		14,604
Deferred	5,967		2,540

Total	12,544	2.8	17,144	3.6

Income before equity in earnings of affiliated companies	39,045	8.6	34,098	7.3
Equity in earnings of affiliated companies	291	0.1	230	0.0

Net income	39,336	8.6	34,328	7.3

Less: Net income attributable to noncontrolling interests	2,045	0.4	2,204	0.5
Net income attributable to Komatsu Ltd.	¥37,291	8.2	¥32,124	6.8

	Yen
	Three months ended June 30, 2013	Three months ended June 30, 2012
Net income attributable to Komatsu Ltd. per share (Note 8)
Basic	¥39.13	¥33.73
Diluted	39.09	33.71
Cash dividends per share (Note 14)	24.00	21.00

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Three months ended June 30, 2013	Three months ended June 30, 2012
	Millions of yen	Millions of yen
Net income	¥39,336	¥34,328
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments (Note 6)	28,645	(38,800)
Net unrealized holding gains (losses) on securities available for sale (Notes 5 and 6)	1,671	(4,432)
Pension liability adjustments (Note 6)	295	564
Net unrealized holding gains (losses) on derivative instruments (Notes 6 and 10)	887	1,361

Total	31,498	(41,307)

Comprehensive income (loss)	70,834	(6,979)
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,187	(568)

Comprehensive income (loss) attributable to Komatsu Ltd.	¥68,647	¥(6,411)

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Equity (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2013								Millions of yen
			Retained earnings
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	Accumulated other comprehensive income (loss)	Treasury stock	Total Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥67,870	¥138,818	¥38,230	¥1,034,504	¥(43,440)	¥(42,788)	¥1,193,194	¥59,501	¥1,252,695

Cash dividends (Note 14)				(22,880)			(22,880)	(2,920)	(25,800)
Transfer to retained earnings appropriated for legal reserve			1,394	(1,394)			—		—
Other changes		(68)			(24)		(92)	(61)	(153)
Net income				37,291			37,291	2,045	39,336
Other comprehensive income(loss), for the period, net of tax (Note 6)					31,356		31,356	142	31,498
Issuance and exercise of stock acquisition rights (Note 7)		(189)					(189)		(189)
Purchase of treasury stock						(9)	(9)		(9)
Sales of treasury stock		337				530	867		867

Balance at June 30, 2013	¥67,870	¥138,898	¥39,624	¥1,047,521	¥(12,108)	¥(42,267)	¥1,239,538	¥58,707	¥1,298,245

Three months ended June 30, 2012								Millions of yen
			Retained earnings
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	Accumulated other comprehensive income (loss)	Treasury stock	Total Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

Cash dividends (Note 14)				(20,009)			(20,009)	(4,760)	(24,769)
Transfer to retained earnings appropriated for legal reserve			296	(296)			—		—
Other changes							—	34	34
Net income				32,124			32,124	2,204	34,328
Other comprehensive income(loss), for the period, net of tax (Note 6)					(38,535)		(38,535)	(2,772)	(41,307)
Issuance and exercise of stock acquisition rights (Note 7)							—		—
Purchase of treasury stock						(5)	(5)		(5)
Sales of treasury stock				(54)		107	53		53

Balance at June 30, 2012	¥67,870	¥138,384	¥38,250	¥963,160	¥(180,924)	¥(43,416)	¥983,324	¥42,467	¥1,025,791

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2013 and 2012

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2012
Operating activities
Net income	¥39,336	¥34,328
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	19,968	21,138
Deferred income taxes	5,967	2,540
Impairment loss and net loss (gain) from sale of investment securities	(7)	70
Net loss (gain) on sale of property	(103)	(132)
Loss on disposal of fixed assets	549	272
Pension and retirement benefits, net	56	359
Changes in assets and liabilities:
Decrease (increase) in trade receivables	41,454	47,612
Decrease (increase) in inventories	(23,164)	(33,942)
Increase (decrease) in trade payables	54	(20,090)
Increase (decrease) in income taxes payable	(19,433)	(5,868)
Other, net	(8,832)	(6,268)

Net cash provided by (used in) operating activities	55,845	40,019

Investing activities
Capital expenditures	(37,054)	(32,382)
Proceeds from sale of property	2,462	2,304
Proceeds from sale of available for sale investment securities	449	418
Purchases of available for sale investment securities	(31)	(1)
Acquisition of subsidiaries and equity investees, net of cash acquired	(4,539)	283
Collection of loan receivables	101	591
Disbursement of loan receivables	(16)	(206)
Decrease (increase) in time deposits, net	1	614

Net cash provided by (used in) investing activities	(38,627)	(28,379)

Financing activities
Proceeds from debt issued (Original maturities greater than three months) (Note 2)	37,824	110,854
Payment on debt (Original maturities greater than three months) (Note 2)	(59,627)	(105,434)
Short-term debt—net (Original maturities three months or less) (Note 2)	28,986	18,448
Repayments of capital lease obligations	(813)	(2,380)
Sale (purchase) of treasury stock, net	(8)	50
Dividends paid	(22,880)	(20,009)
Other, net	(2,941)	(3,244)

Net cash provided by (used in) financing activities	(19,459)	(1,715)

Effect of exchange rate change on cash and cash equivalents	2,178	(3,228)

Net increase (decrease) in cash and cash equivalents	(63)	6,697
Cash and cash equivalents, beginning of year	93,620	83,079

Cash and cash equivalents, end of period	¥93,557	¥89,776

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2013 and 2012

Notes to Quarterly Consolidated Financial Statements (Unaudited)

1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies

Basis of Quarterly Financial Statement Presentation

Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with generally accepted accounting principles in the United States of America.

Summary of Significant Accounting Policies

(1)	Adoption of new accounting standards

Komatsu adopted the Accounting Standards Update (“ASU”) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, starting in the first quarter period of FY2013, ending March 31, 2014. This Update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. ASU 2013-02 being a disclosure regulation, such adoption did not have any impact on Komatsu’s financial position and results of operations. The disclosures required by ASU2013-02 are provided in Note 6. Other Comprehensive Income (Loss).

(2)	Change in depreciation method

The company and some of its consolidated subsidiaries which had adopted the declining balance method for depreciation of property, plant and equipment changed the depreciation method to the straight-line method beginning April 1, 2013.

Komatsu promotes continuous innovation of technologies by concentrating the production of high-value added and technologically important key components in Japan, and also undertakes integrated development and production under the Mother Plant system. As a general rule, Komatsu engages in local production in different parts of the world where there is sufficient market demand for its products. With respect to mainstay products, however, Komatsu has facilitated effective use of its global production capacities by cross sourcing finished products after producing them at its most cost-effective plants and exporting them in light of changes in market demand and foreign exchange rate. Komatsu is establishing its production efficiency, standardization of production and stable operation of production facilities through renewing its old factory buildings in Japan, reassessing logistics and reforming production process by technology innovation as well as cutting down electric power consumption in half at its plants in Japan. With respect to capital investment, Komatsu continues to invest in its production facilities for renovation at a constant level. In light of those activities, Komatsu expects stable production and facility utilization within its production capacity, and is able to receive economic benefits from those facilities at a constant rate throughout their durable periods.

As a result of reviewing its depreciation method, Komatsu concluded that the straight-line method would be an appropriate depreciation method to reflect its usage of property, plants and equipment and to allocate the costs in earnings.

The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the three months ended June 30, 2013 decreased by ¥3,042 million. Net Income attributable to Komatsu Ltd. for the three months ended June 30, 2013 increased by ¥1,883 million. Basic and Diluted net income attributable to Komatsu Ltd. per common share and for the three months ended June 30, 2013 increased by ¥1.98, and ¥1.97, respectively.

Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2013.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the three months ended June 30, 2013 and 2012 are as follows:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2012
Additional cash flow information:
Interest paid	¥2,898	¥2,507
Income taxes paid	21,522	22,301
Noncash investing and financing activities:
Capital lease obligations incurred	¥371	¥976

In the consolidated Statements of cash flow, Komatsu disclosed its cash flow of short-term debt in financing activities on a net amount basis in the previous first quarter period ended June 30, 2012. Komatsu discloses its cash flow on a net amount basis for the debts whose original maturities are three months or less in this first quarter period ended June 30, 2013. The consolidated statements of cash flow for the first quarter period ended June 30, 2012 has been re-presented to be consistent with June 30, 2013. This change does not have any impact on the total cash flow from financing activities.

3. Allowance for Doubtful Receivables

At June 30, 2013 and at March 31, 2013, allowances for doubtful receivables deducted from “Trade notes and accounts receivable, net” and “Long-term trade receivables, net” are ¥18,068 million and ¥17,994 million, respectively.

4. Inventories

At June 30, 2013 and at March 31, 2013, inventories comprised the following:

	Millions of yen
	June 30, 2013	March 31, 2013
Finished products, including finished parts held for sale	¥467,830	¥437,729
Work in process	151,838	141,166
Materials and supplies	52,625	54,752

Total	¥672,293	¥633,647

5. Investment Securities

Investment securities at June 30, 2013 and at March 31, 2013, primarily consisted of securities available for sale. Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized. The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at June 30, 2013 and at March 31, 2013, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At June 30, 2013
Investment securities:
Marketable equity securities available for sale	¥17,916	¥35,620	¥2	¥53,534
Other investment securities at cost	8,060

	¥25,976

At March 31, 2013
Investment securities:
Marketable equity securities available for sale	¥17,915	¥33,047	¥8	¥50,954
Other investment securities at cost	8,325

	¥26,240

Other investment securities primarily include non-marketable equity securities. Proceeds from the sales of investment securities available for sale were ¥449 million and ¥418 million for the three months ended June 30, 2013 and 2012, respectively. Impairment loss and net gain (loss) from sale of investment securities available for sale during the three months ended June 30, 2013 and 2012 amounted to gains of ¥7 million and losses of ¥70 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income. The cost of the investment securities sold was computed based on the average-cost method.

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at June 30,2013 and March 31, 2013, are as follows:

	Millions of yen
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
At June 30, 2013
Investment securities:
Marketable equity securities available for sale	¥28	¥2	¥—	¥—	¥28	¥2
At March 31, 2013
Investment securities:
Marketable equity securities available for sale	¥190	¥8	¥—	¥—	¥190	¥8

Komatsu judged the decline in fair value of investment securities at June 30, 2013 and at March 31,2013, to be temporary, by considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

6. Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three months ended June 30, 2013 are as follows:

	Millions of yen
	Three months ended June 30, 2013
	Foreign currency translation adjustments	Net unrealized holding gains (losses) on securities available for sale	Pension liability adjustments	Net unrealized holding gains (losses) on derivative instruments	Total
Balance, beginning of year	¥(38,833)	¥21,519	¥(24,835)	¥(1,291)	¥(43,440)
Other comprehensive income (loss) before reclassifications	28,645	1,671	(118)	(2,616)	27,582
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	413	3,503	3,916

Net current-period other comprehensive income (loss)	28,645	1,671	295	887	31,498
Less: other comprehensive income (loss) attributable to noncotrolling interests	134	—	(1)	9	142

Other comprehensive income (loss) attributable to Komatsu Ltd.	28,511	1,671	296	878	31,356
Equity transactions with noncontrolling interests	(24)	—	—	—	(24)

Balance, end of period	¥(10,346)	¥23,190	¥(24,539)	¥(413)	¥(12,108)

All amounts are net of tax

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2013 are as follows:

Millions of yen
	Three months ended	Affected line items in
	June 30, 2013	consolidated statements of income
Pension liability adjustments
Amortization of actuarial loss and prior service cost	¥(612)	*2

	(612)	Total before tax
	199	Income taxes

	(413)	Net of tax

Net unrealized holding gains (losses) on derivative instruments
Forwards contracts	(5,658)	Other income (expenses), net: Other, net

	(5,658)	Total before tax
	2,155	Income taxes

	(3,503)	Net of tax

Total reclassifications for the period	¥(3,916)	Net of tax

*1	Amounts in parentheses indicate debits in profit/loss.
*2	This amount is included in the computation of net periodic pension cost.

Tax effects allocated to each component of other comprehensive income (loss) for the three months ended June 30, 2013 are as follows:

	Millions of yen
	Three months ended June 30, 2013
	Before tax	Tax (expense)	Net of tax
	amount	or benefit	amount
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period	¥28,703	¥(58)	¥28,645
Less: reclassification adjustment for gains included in net income	—	—	—

Net foreign currency translation adjustments	28,703	(58)	28,645
Net unrealized holding gains (losses) on securities available for sale
Unrealized holding gains arising during period	2,593	(922)	1,671
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized gains	2,593	(922)	1,671
Pension liability adjustments
Pension liability adjustments arising during period	(268)	150	(118)
Less: reclassification adjustment for gains included in net income	612	(199)	413

Net pension liability adjustments	344	(49)	295
Net unrealized holding gains (losses) on derivative instruments
Changes in fair value of derivatives	(4,229)	1,613	(2,616)
Net gains reclassified into earnings	5,658	(2,155)	3,503

Net unrealized gains	1,429	(542)	887

Other comprehensive income (loss)	¥33,069	¥(1,571)	¥31,498

7. Share-Based Compensation

The Company intends to transfer the Company’s shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. Komatsu recognizes compensation expense using the fair value method. For the three months ended June 30, 2013 and 2012, no compensation expense was recorded as no right was granted.

8. Net Income Attributable to Komatsu Ltd. per Share

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2012
Net income attributable to Komatsu Ltd.	¥37,291	¥32,124

	Number of shares
	Three months ended June 30, 2013	Three months ended June 30, 2012
Weighted average common shares outstanding, less treasury stock	952,974,378	952,310,027
Dilutive effect of:
Stock options	969,467	757,193

Weighted average diluted common shares outstanding	953,943,845	953,067,220

	Yen
	Three months ended June 30, 2013	Three months ended June 30, 2012
Net income attributable to Komatsu Ltd. per share:
Basic	¥39.13	¥33.73
Diluted	¥39.09	¥33.71

9. Contingent Liabilities

At June 30, 2013 and at March 31, 2013, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥309 million and ¥406 million, respectively. Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees of loans relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies. For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 11 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥91,742 million and ¥94,776 million at June 30, 2013 and at March 31, 2013, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at June 30, 2013 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu. Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements. Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements. Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

10. Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at June 30, 2013 and at March 31, 2013 are as follows:

	Millions of yen
	June 30, 2013	March 31, 2013
Forwards:
Sale of foreign currencies	¥142,402	¥130,060
Purchase of foreign currencies	53,239	39,904
Interest rate swaps, cross-currency swaps and interest rate cap agreements	95,905	103,182

Fair values of derivative instruments at June 30, 2013 and March 31, 2013 on the consolidated balance sheets are as follows (Notes 11 and 12):

	Millions of yen
	June 30, 2013
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥259	Deferred income taxes and other current liabilities	¥857
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	5,099
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	18	Deferred income taxes and other current liabilities	937

Total		¥277		¥6,893

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,389	Deferred income taxes and other current liabilities	¥3,867
	Deferred income taxes and other assets	1	Deferred income taxes and other liabilities	5
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	261	Deferred income taxes and other current liabilities	606
	Deferred income taxes and other assets	162	Deferred income taxes and other liabilities	461

Total		¥1,813		¥4,939

Total Derivative Instruments		¥2,090		¥11,832

	Millions of yen
	March 31, 2013
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥43	Deferred income taxes and other current liabilities	¥2,479
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	3,905
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	42	Deferred income taxes and other current liabilities	1,063

Total		¥85		¥7,447

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥463	Deferred income taxes and other current liabilities	¥3,628
	Deferred income taxes and other assets	1	Deferred income taxes and other liabilities	11
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	2	Deferred income taxes and other current liabilities	791
	Deferred income taxes and other assets	288	Deferred income taxes and other liabilities	272

Total		¥754		¥4,702

Total Derivative Instruments		¥839		¥12,149

The effects of derivative instruments on the consolidated statements of income and consolidated statements of comprehensive income for the three months ended June 30, 2013 and 2012 are as follows:

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended June 30, 2013
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(4,262)	Other income (expenses), net: Other, net	¥(5,658)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	33	—	—	—	—

Total	¥(4,229)		¥(5,658)		¥—

	Millions of yen
	Three months ended June 30, 2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥4,028	Other income (expenses), net: Other, net	¥1,270	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(498)	—	—	—	—

Total	¥3,530		¥1,270		¥—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended June 30, 2013
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥220
Option contracts	Other income (expenses), net: Other, net	0
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	58
	Other income (expenses), net: Other, net	136

Total		¥414

	Millions of yen
	Three months ended June 30, 2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥1,905
Option contracts	Other income (expenses), net: Other, net	1
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(77)
	Other income (expenses), net: Other, net	307

Total		¥2,136

11. Fair Values of Financial Instruments

(1) Cash and cash equivalents, Time deposits, Trade notes and accounts receivable, Other current assets, Short-term debt, Trade notes, bills and accounts payables, and Other current liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment securities, marketable equity securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.

(3) Long-term trade receivables

The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

(4) Long-term debt, including current portion(Note 12)

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity and is classified in Level 2 in the fair value hierarchy.

(5) Derivatives(Notes 10 and 12)

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at June 30, 2013 and at March 31, 2013, are summarized as follows:

	Millions of yen
	June 30, 2013		March 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Cash and cash equivalents	¥93,557	¥93,557	¥93,620	¥93,620
Time deposits	222	222	217	217
Trade notes and accounts receivable	580,283	580,283	606,904	606,904
Long-term trade receivables	241,283	241,283	235,825	235,825
Investment securities, marketable equity securities	53,534	53,534	50,954	50,954
Short-term debt	254,192	254,192	205,156	205,156
Trade notes, bills and accounts payable	228,908	228,908	226,275	226,275
Long-term debt, including current portion	439,320	429,825	474,607	469,444
Derivatives:
Forwards and options
Assets	1,649	1,649	507	507
Liabilities	9,828	9,828	10,023	10,023
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	441	441	332	332
Liabilities	2,004	2,004	2,126	2,126

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

12. Fair value measurements

ASC 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 –	Quoted prices in active markets for identical assets or liabilities

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 –	Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis

The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at June 30, 2013 and at March 31, 2013 are as follows:

	Millions of yen
June 30, 2013	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥28,051	¥—	¥—	¥28,051
Financial service industry	21,833	—	—	21,833
Other	3,650	—	—	3,650
Derivatives
Forward contracts	—	1,649	—	1,649
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	441	—	441

Total	¥53,534	¥2,090	¥—	¥55,624

Liabilities
Derivatives
Forward contracts	¥—	¥9,828	¥—	¥9,828
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	2,004	—	2,004
Other	—	79,524	594	80,118

Total	¥—	¥91,356	¥594	¥91,950

	Millions of yen
March 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥28,061	¥—	¥—	¥28,061
Financial service industry	19,299	—	—	19,299
Other	3,594	—	—	3,594
Derivatives
Forward contracts	—	507	—	507
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	332	—	332

Total	¥50,954	¥839	¥—	¥51,793

Liabilities
Derivatives
Forward contracts	¥—	¥10,023	¥—	¥10,023
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	2,126	—	2,126
Other	—	76,239	639	76,878

Total	¥—	¥88,388	¥639	¥89,027

Investment securities available for sale

Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.

Derivatives (Notes 10 and 11)

Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.

Other

Other primarily represents loans which are measured at fair value under the Fair Value Option of FASB ASC 825, “Financial Instruments”. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.

The following table summarizes information about changes of Level 3 for the three months ended June 30, 2013 and 2012

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2012
Balance, beginning of year	¥(639)	¥(752)
Total gains or losses (realized / unrealized)	45	148
Included in earnings	75	124
Included in other comprehensive income (loss)	(30)	24

Balance, end of period	¥(594)	¥(604)

The amounts of unrealized gains on classified in Level 3 liabilities recognized in earnings for the three months ended June 30, 2013 and 2012 related to liabilities still held at June 30, 2013 and 2012 were gains of ¥75 million and gains of ¥124 million, respectively. These gains were reported in other income (expenses), net of the consolidated statements of income.

Assets and liabilities that are measured at fair value on a non-recurring basis

During three months ended June 30, 2013 and 2012 assets and liabilities that were measured at fair value on a non-recurring basis were not material.

13. Committed Credit Lines

Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥46,347 million and ¥49,997 million, respectively, at June 30, 2013 and at March 31, 2013 with financial institutions to secure liquidity. At June 30, 2013 and at March 31, 2013, ¥10,350 million and ¥14,738 million, respectively, were available to be used under such credit line agreements.

14. Dividends

Three months ended June 30, 2013

Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 19, 2013	Common stock	22,879	Retained earnings	24	March 31, 2013	June 20, 2013
Note : The amount is rounded down to nearest million yen.

Three months ended June 30, 2012 Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 20, 2012	Common stock	20,008	Retained earnings	21	March 31, 2012	June 21, 2012

Note : The amount is rounded down to nearest million yen.

15. Business Segment and Geographic Information

Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.

The accounting policies used by the segments are the same as those used in the preparation of the quarterly consolidated financial statements.

Segment profit is determined by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2012
Net sales:
Construction, Mining and Utility Equipment—
External customers	¥415,905	¥428,921
Intersegment	732	855

Total	416,637	429,776
Industrial Machinery and Others—
External customers	39,254	41,027
Intersegment	1,124	2,059

Total	40,378	43,086
Elimination	(1,856)	(2,914)

Consolidated	¥455,159	¥469,948

Segment profit:
Construction, Mining and Utility Equipment	¥52,611	¥54,202
Industrial Machinery and Others	823	2,376

Total segment profit	53,434	56,578
Corporate expenses and elimination	(888)	(1,314)

Total	52,546	55,264
Other operating income (expenses), net	(133)	454
Operating income	52,413	55,718
Interest and dividend income	1,402	1,316
Interest expense	(2,247)	(2,123)
Other, net	21	(3,669)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥51,589	¥51,242

Business categories and principal products and services included in each operating segment are as follows:

a. Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics

b. Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others

Transfers between segments are made at estimated arm’s-length prices.

Geographic information:

Net sales determined by customer location for the three months ended June 30, 2013 and 2012 are as follows:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2012
Japan	¥80,034	¥80,726
The Americas	131,899	129,090
Europe and CIS	51,487	55,074
China	47,756	47,311
Asia (excluding Japan and China) and Oceania	105,424	130,096
Middle East and Africa	38,559	27,651

Consolidated net sales	¥455,159	¥469,948

Net sales determined by geographic origin for the three months ended June 30, 2013 and 2012 are as follows:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2012
Japan	¥130,576	¥148,455
U.S.A.	124,000	124,989
Europe and CIS	56,238	52,240
China	42,233	37,529
Others	102,112	106,735

Consolidated net sales	¥455,159	¥469,948

Other than in Japan, U.S.A. and China, no individual country had a material impact on net sales to external customers.

There were no sales to a single major external customer for the three months ended June 30, 2013 and 2012.

16. Subsequent Event

There was no significant subsequent event to be disclosed.